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05008814

June 9, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on June 9, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

File No. 82-2683


Wolters Kluwer
Legal, Tax & Regulatory Europe

PRESS RELEASE

Wolters Kluwer Expands In Eastern Europe by Acquiring Legal e-Publisher EON

Amsterdam (June 9, 2005) - Wolters Kluwer Legal, Tax & Regulatory Europe, a division of Wolters Kluwer, announced today that it has acquired EON, one of the leading legal electronic publishers in Romania (Bucharest).

EON Programming SA, with approximately 30 employees, is the innovative Romanian legal electronic publisher for professionals in corporations and governments, who are in need of legal information, such as lawyers, economists, HR specialists, and public officials. SintAct, EON's online database, provides its customers with a unique overview of Romanian legislation including verdicts by the Constitutional Tribunal with all relevant updates. Additionally customers can download this information directly via internet.

Wolters Kluwer's broad and extensive publishing expertise will expand EON's successful online offerings, by introducing new customer-facing products. The acquisition will also strengthen Wolters Kluwer's market position in Eastern Europe and help prepare Romanian legal professionals to enter the European Union.

"A number of Eastern European companies are facing interesting market developments, as their countries aim to enter the European Union," says Rolv Eide, CEO of Wolters Kluwer Legal, Tax & Regulatory Europe. "Wolters Kluwer can support corporations and governments in developing a judicial system adapted to European Union legislation. This trend will definitely benefit the Romanian legal and fiscal markets and drive Wolters Kluwer's financial objective of revenue growth."

Lucian Neagu, General Manager of EON: "Over the years, EON has established good brand recognition in the market and in the governmental environment. Our products offer a solid foundation for future growth, and with the resources and expertise of Wolters Kluwer behind us, we can extend our product portfolio and offer the best possible legal information to corporate professionals and governmental organizations."

About Wolters Kluwer

Wolters Kluwer Legal, Tax & Regulatory Europe, a division of Wolters Kluwer, focuses on the growth potential of six customer segments: legal; fiscal/financial; human resources; public & government administration; health, safety & environment (HSE); and transport. With a well-established presence in over 15 countries, Wolters Kluwer Legal, Tax & Regulatory Europe has annual revenues (2004) of €1,296 million and employs approximately 8,000 people.
Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific.

Wolters Kluwer

Media
Yvette van Braam Morris
Communications Manager
Wolters Kluwer Legal, Tax & Regulatory Europe
t + 31 (0)20 6070 338
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com
www.eon.ro